Exhibit 2.3

TAX MATTERS AGREEMENT

BY AND BETWEEN

ENCOMPASS HEALTH CORPORATION

and

ENHABIT, INC.

DATED AS OF JUNE 30, 2022

TABLE OF CONTENTS

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TAX MATTERS AGREEMENT

This TAX MATTERS AGREEMENT, dated as of June 30, 2022 (this “Agreement”), is by and between Encompass Health Corporation, a Delaware corporation (“Encompass”) and Enhabit, Inc., a Delaware corporation formerly named “Encompass Health Home Health Holdings, Inc.” (“Enhabit”) (together, the “Companies,” and each, a “Company”).

R E C I T A L S

WHEREAS, Encompass and Enhabit have entered into a Separation and Distribution Agreement, dated as of June 30, 2022 (including the Separation Step Plan set forth on Schedule I thereto, the “Separation Agreement”), providing for the separation of the Enhabit Group from the Encompass Affiliated Group (the “Separation”);

WHEREAS, Encompass and its Subsidiaries have engaged in certain restructuring transactions to facilitate the Separation as set forth in the Separation Step Plan;

WHEREAS, pursuant to the Separation Step Plan and the terms of the Separation Agreement, among other things, following certain preparatory transactions described in the Separation Step Plan, (a) Encompass IP Holding Corp. (“IP NewCo”) contributed to Enhabit Holdings, LLC, a Delaware limited liability company (which, at the time of such transfer, was treated as disregarded from IP NewCo for Federal Income Tax purposes) (“HHH NewCo”) all of the issued and outstanding membership interests in Advanced Homecare Management, LLC, also a Delaware limited liability company and, following such transfer, HHH NewCo converted from a limited liability company to a corporation pursuant to Delaware law (together, the “Contribution”), (b) IP NewCo distributed to Advanced Homecare Holdings, Inc. (“AH Holdings”) all of the issued and outstanding stock of HHH NewCo (the “First Internal Distribution”), (c) AH Holdings distributed to Enhabit all of the issued and outstanding stock of HHH NewCo (the “Second Internal Distribution”), (d) Enhabit distributed to Encompass all of the issued and outstanding stock of AH Holdings (the “Third Internal Distribution”), (e) Enhabit transferred the net proceeds of new revolving and term loan facilities of approximately $566.5 million to Encompass, (f) Enhabit recapitalized its issued and outstanding stock through a forward stock split, and (g) Encompass shall make a distribution of all the outstanding Enhabit Shares pro rata to holders of Encompass Shares (the “Distribution”);

WHEREAS, for Federal Income Tax purposes, it is intended that (a) the First Internal Distribution (together with the Contribution) shall qualify as a transaction that is generally tax-free pursuant to Sections 355(a) and 368(a)(1)(D) of the Code and (b) the Second Internal Distribution, the Third Internal Distribution and the Distribution shall each qualify as a transaction that is generally tax-free pursuant to Section 355(a) of the Code;

WHEREAS, as of the date hereof, Encompass is the common parent of an affiliated group (as defined in Section 1504 of the Code) of corporations, including Enhabit, which has elected to file consolidated Federal Income Tax Returns (the “Encompass Affiliated Group”);

WHEREAS, Encompass and Enhabit entered into an Amended and Restated Consolidated Tax Allocation Agreement, dated as of January 1, 2015 (such agreement, as it exists immediately prior to its termination pursuant to Section 11 hereof, the “Existing Tax Allocation Agreement”), setting forth their agreement with respect to certain Tax matters; and

WHEREAS, the Parties desire to provide for and agree upon the allocation between the Parties of liabilities for Taxes arising prior to, as a result of, and subsequent to the Distribution, and to provide for and agree upon other matters relating to Taxes.

NOW THEREFORE, in consideration of the mutual agreements contained herein, the Parties hereby agree as follows:

Section 1.          Definition of Terms.  For purposes of this Agreement (including the Recitals hereof), the following terms have the following meanings, and capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the Separation Agreement:

“Adjustment Request” shall mean any formal or informal claim or request filed with any Tax Authority, or with any administrative agency or court, for the adjustment, refund or credit of Taxes, including (a) any amended Tax Return claiming adjustment to the Taxes as reported on the Tax Return or, if applicable, as previously adjusted, (b) any claim for equitable recoupment or other offset, and (c) any claim for refund or credit of Taxes previously paid.

“Affiliate” shall mean any entity that is directly or indirectly “controlled” by either the Person in question or an Affiliate of such Person.  For purposes of this definition, “control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.  The term Affiliate shall refer to Affiliates of a Person as determined immediately after the Distribution.

“Agreement” shall have the meaning set forth in the Preamble.

“AH Holdings” shall have the meaning set forth in the Recitals.

“Capital Stock” shall mean all classes or series of capital stock, including (a) common stock, (b) all options, warrants and other rights to acquire such capital stock and (c) all instruments properly treated as stock for Federal Income Tax purposes.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Companies” and “Company” shall have the meaning set forth in the Preamble.

“Compensatory Equity Interests” shall have the meaning set forth in Section 6.02(a).

“Contribution” shall have the meaning set forth in the Recitals.

“DGCL” shall mean the Delaware General Corporation Law.

“Distribution” shall have the meaning set forth in the Recitals.

“Distribution-Related Tax Contest” shall mean any Tax Contest in which the IRS, another Tax Authority or any other Person asserts a position that could reasonably be expected to adversely affect the Tax-Free Status.

“Distributions” shall mean the First Internal Distribution, the Second Internal Distribution, the Third Internal Distribution, and the Distribution.

“Encompass” shall have the meaning set forth in the Preamble, and references herein to Encompass shall include any entity treated as a successor to Encompass.

“Encompass Adjustment” shall mean any proposed adjustment by a Tax Authority or claim for refund asserted in a Tax Contest to the extent Encompass would be exclusively liable for any resulting Tax under this Agreement or exclusively entitled to receive any resulting Tax Benefit under this Agreement.

“Encompass Affiliated Group” shall have the meaning set forth in the Recitals.

“Encompass Federal Consolidated Income Tax Return” shall mean any Federal Income Tax Return for the Encompass Affiliated Group.

“Encompass Foreign Combined Income Tax Return” shall mean a consolidated, combined or unitary or other similar Foreign Income Tax Return or any Foreign Income Tax Return with respect to any profit- and/or loss-sharing group, group payment or similar group or fiscal unity that actually includes, by election or otherwise, one or more members of the Encompass Group together with one or more members of the Enhabit Group.

“Encompass Group” shall mean Encompass and each Person that is a Subsidiary of Encompass as determined immediately after the Distribution.

“Encompass Group Employee” shall have the meaning set forth in the Employee Matters Agreement.

“Encompass Separate Return” shall mean any Separate Return of Encompass or any member of the Encompass Group.

“Encompass State Combined Income Tax Return” shall mean a consolidated, combined or unitary Tax Return with respect to State Income Taxes that actually includes, by election or otherwise, one or more members of the Encompass Group and one or more members of the Enhabit Group.

“Enhabit” shall have the meaning set forth in the Preamble, and references herein to Enhabit shall include any entity treated as a successor to Enhabit.

“Enhabit Active Business” shall mean the active conduct (as defined in Section 355(b)(2) of the Code and the Treasury Regulations promulgated thereunder) (a) by HHH NewCo and its “separate affiliated group” (as defined in Section 355(b)(3)(B) of the Code) of the trade(s) or business(es) relied upon to satisfy Section 355(b) of the Code with respect to the First Internal Distribution and the Second Internal Distribution (as described in the Ruling Request and the Representation Letters), as conducted immediately prior to the First Internal Distribution and the Second Internal Distribution, as applicable, and (b) by Enhabit and its “separate affiliated group” (as defined in Section 355(b)(3)(B) of the Code) of the trade(s) or business(es) relied upon to satisfy Section 355(b) of the Code with respect to the Third Internal Distribution and the Distribution (as described in the Ruling Request and the Representation Letters), as conducted immediately prior to the Third Internal Distribution and the Distribution, as applicable.

“Enhabit Adjustment” shall mean any proposed adjustment by a Tax Authority or claim for refund asserted in a Tax Contest to the extent Enhabit would be exclusively liable for any resulting Tax under this Agreement or exclusively entitled to receive any resulting Tax Benefit under this Agreement.

“Enhabit Carryback” shall mean any net operating loss, net capital loss, excess tax credit or other similar Tax Item of any member of the Enhabit Group which may or must be carried from one Tax Period to another prior Tax Period under the Code or other applicable Tax Law.

“Enhabit CFO Certificate” shall have the meaning set forth in Section 7.02(d).

“Enhabit Federal Consolidated Income Tax Return” shall mean any Federal Income Tax Return for an affiliated group (as defined in Section 1504 of the Code) of which Enhabit is the common parent.

“Enhabit Group” shall mean Enhabit and each Person that is a Subsidiary of Enhabit, as determined immediately after the Distribution.

“Enhabit Group Employee” shall have the meaning set forth in the Employee Matters Agreement.

“Enhabit Group Federal Consolidated Income Tax Sharing Payment” shall have the meaning set forth in Section 2.02(a).

“Enhabit Group Foreign Combined Income Tax Sharing Payment” shall have the meaning set forth in Section 2.04(a).

“Enhabit Group State Combined Income Tax Sharing Payment” shall have the meaning set forth in Section 2.03(a).

“Enhabit Separate Return” shall mean any Separate Return of Enhabit or any member of the Enhabit Group.

“Existing Tax Allocation Agreement” shall have the meaning set forth in the Recitals.

“Federal Income Tax” shall mean any Tax imposed by Subtitle A of the Code, and any interest, penalties, additions to tax or additional amounts in respect of the foregoing.

“Federal Other Tax” shall mean any Tax imposed by the federal government of the United States other than any Federal Income Taxes, and any interest, penalties, additions to tax or additional amounts in respect of the foregoing.

“Fifty-Percent or Greater Interest” shall have the meaning ascribed to such term for purposes of Sections 355(d) and (e) of the Code.

“Final Determination” shall mean the final resolution of liability for any Tax, which resolution may be for a specific issue or adjustment or for a Tax Period, (a) by IRS Form 870 or 870-AD (or any successor forms thereto), on the date of acceptance by or on behalf of the taxpayer, or by a comparable form under the laws of a state, local or foreign taxing jurisdiction, except that a Form 870 or 870-AD or comparable form shall not constitute a Final Determination to the extent that it reserves (whether by its terms or by operation of law) the right of the taxpayer to file a claim for refund or the right of the Tax Authority to assert a further deficiency in respect of such issue or adjustment or for such Tax Period (as the case may be); (b) by a decision, judgment, decree or other order by a court of competent jurisdiction, which has become final and unappealable; (c) by a closing agreement or accepted offer in compromise under Section 7121 or 7122 of the Code, or a comparable agreement under the laws of a state, local or foreign taxing jurisdiction; (d) by any allowance of a refund or credit in respect of an overpayment of Tax, but only after the expiration of all Tax Periods during which such refund may be recovered (including by way of offset) by the jurisdiction imposing such Tax; or (e) by any other final disposition, including by reason of the expiration of the applicable statute of limitations or by mutual agreement of the Parties.

“First Internal Distribution” shall have the meaning set forth in the Recitals.

“Foreign Income Tax” shall mean any Tax imposed by any foreign country or any possession of the United States, or by any political subdivision of any foreign country or U.S. possession, which is an income tax as defined in Treasury Regulations Section 1.901‑2, and any interest, penalties, additions to tax or additional amounts in respect of the foregoing.

“Foreign Other Tax” shall mean any Tax imposed by any foreign country or any possession of the United States, or by any political subdivision of any foreign country or U.S. possession, other than any Foreign Income Taxes, and any interest, penalties, additions to tax or additional amounts in respect of the foregoing.

“Foreign Tax” shall mean any Foreign Income Tax or Foreign Other Tax.

“Former Encompass Group Employee” shall have the meaning set forth in the Employee Matters Agreement.

“Former Enhabit Group Employee” shall have the meaning set forth in the Employee Matters Agreement.

“Group” shall mean the Encompass Group, the Enhabit Group or both, as the context requires.

“HHH NewCo” shall have the meaning set forth in the Recitals.

“Income Tax” shall mean any Federal Income Tax, State Income Tax or Foreign Income Tax.

“Internal Distributions” shall mean the First Internal Distribution, the Second Internal Distribution, and the Third Internal Distribution.

“IP NewCo” shall have the meaning set forth in the Recitals.

“IRS” shall mean the U.S. Internal Revenue Service.

“Joint Adjustment” shall mean any proposed adjustment by a Tax Authority or claim for refund asserted in a Tax Contest that is not an Enhabit Adjustment or an Encompass Adjustment.

“Joint Return” shall mean any Tax Return of a member of the Encompass Group or the Enhabit Group that is not a Separate Return.

“Notified Action” shall have the meaning set forth in Section 7.04(a).

“Other Tax” shall mean any Federal Other Tax, State Other Tax or Foreign Other Tax.

“Parties” shall mean the parties to this Agreement.

“Past Practices” shall have the meaning set forth in Section 4.04(a).

“Payment Date” shall mean (a) with respect to any Encompass Federal Consolidated Income Tax Return, the due date for any required installment of estimated Taxes determined under Section 6655 of the Code, the due date (determined without regard to extensions) for filing the Tax Return determined under Section 6072 of the Code, and the date the Tax Return is filed, and (b) with respect to any other Tax Return, the corresponding dates determined under applicable Tax Law; in each case, taking into account any automatic or validly elected extensions, deferrals or postponements of the due date for payment of any such estimated Taxes or any Tax shown on such Tax Return, as applicable.

“Payor” shall have the meaning set forth in Section 5.02(a).

“Person” shall mean any individual, partnership, corporation, limited liability company, association, joint-stock company, trust, joint venture, unincorporated organization or a Governmental Authority or any department, agency or political subdivision thereof, without regard to whether any entity is treated as disregarded for Federal Income Tax purposes.

“Post-Distribution Period” shall mean any Tax Period beginning after the Distribution Date, and, in the case of any Straddle Period, the portion of such Straddle Period beginning the day after the Distribution Date.

“Pre-Distribution Period” shall mean any Tax Period ending on or prior to the Distribution Date, and, in the case of any Straddle Period, the portion of such Straddle Period ending on and including the Distribution Date.

“Privilege” shall mean any privilege that may be asserted under applicable law, including any privilege arising under or relating to the attorney-client relationship (including the attorney-client and work product privileges), the accountant-client privilege and any privilege relating to internal evaluation processes.

“Proposed Acquisition Transaction” shall mean, with respect to Enhabit, a transaction or series of transactions (or any agreement, understanding or arrangement, within the meaning of Section 355(e) of the Code and Treasury Regulations Section 1.355-7 or any other Treasury Regulations promulgated thereunder, to enter into a transaction or series of transactions), whether such transaction is supported by the management or shareholders of Enhabit, is a hostile acquisition, or otherwise, as a result of which Enhabit would merge or consolidate with any other Person or as a result of which any Person or Persons would (directly or indirectly) acquire, or have the right to acquire, from Enhabit and/or one or more holders of outstanding shares of Capital Stock of Enhabit, a number of shares of Capital Stock of Enhabit that would, when combined with any other changes in ownership of Capital Stock of Enhabit pertinent for purposes of Section 355(e) of the Code, comprise 45% or more of (a) the value of all outstanding shares of Capital Stock of Enhabit as of the date of such transaction, or in the case of a series of transactions, the date of the last transaction of such series, or (b) the total combined voting power of all outstanding shares of voting stock of Enhabit as of the date of such transaction, or in the case of a series of transactions, the date of the last transaction of such series.  Notwithstanding the foregoing, a Proposed Acquisition Transaction shall not include (i) the adoption by Enhabit of a shareholder rights plan or (ii) issuances by Enhabit that satisfy Safe Harbor VIII (relating to acquisitions in connection with a Person’s performance of services) or Safe Harbor IX (relating to acquisitions by a retirement plan of an employer) of Treasury Regulations Section 1.355-7(d).  For purposes of determining whether a transaction constitutes an indirect acquisition, any recapitalization resulting in a shift of voting power or any redemption of shares of stock shall be treated as an indirect acquisition of shares of stock by the non-exchanging shareholders.  This definition and the application thereof is intended to monitor compliance with Section 355(e) of the Code and shall be interpreted accordingly.  Any clarification of, or change in, the statute or Treasury Regulations promulgated under Section 355(e) of the Code shall be incorporated into this definition and its interpretation.

“Representation Letters” shall mean the representation letters and any other materials (including, without limitation, the Ruling Request and any related supplemental submissions to the IRS or other Tax Authority) delivered by, or on behalf of, Encompass, Enhabit or others to a Tax Advisor (or a Tax Authority) in connection with the issuance by such Tax Advisor (or Tax Authority) of a Tax Opinion/Ruling.

“Required Party” shall have the meaning set forth in Section 5.02(a).

“Responsible Company” shall mean, with respect to any Tax Return, the Company having responsibility for preparing and filing such Tax Return under this Agreement.

“Restriction Period” shall mean the period beginning on the date hereof and ending on the two-year anniversary of the Distribution Date.

“Retention Date” shall have the meaning set forth in Section 9.01.

“Ruling Request” shall mean the request for private letter rulings filed by Encompass on December 14, 2021 with the IRS (including all attachments, exhibits, and other materials submitted with such ruling request letter) and any amendments or supplements to such request.

“Second Internal Distribution” shall have the meaning set forth in the Recitals.

“Section 336(e) Election” shall have the meaning set forth in Section 7.06.

“Section 7.02(d) Acquisition Transaction” shall mean any transaction or series of transactions that is not a Proposed Acquisition Transaction but would be a Proposed Acquisition Transaction if the percentage reflected in the definition of Proposed Acquisition Transaction were 30% instead of 45%.

“Separate Return” shall mean (a) in the case of any Tax Return of any member of the Enhabit Group (including any consolidated, combined or unitary return), any such Tax Return that does not include any member of the Encompass Group, and (b) in the case of any Tax Return of any member of the Encompass Group (including any consolidated, combined or unitary return), any such Tax Return that does not include any member of the Enhabit Group.

“Separation” shall have the meaning set forth in the Recitals.

“Separation Agreement” shall have the meaning set forth in the Recitals.

“Separation Transactions” shall mean the Contribution, the Distributions, and the other transactions contemplated by the Separation Agreement and the Separation Step Plan.

“State Income Tax” shall mean any Tax imposed by any state of the United States (or by any political subdivision of any such state) or the District of Columbia, or any city, county, parish, authority or municipality located therein, that is imposed on or measured by net income, including state and local franchise or similar Taxes measured by net income, and any interest, penalties, additions to Tax or additional amounts in respect of the foregoing.

“State Other Tax” shall mean any Tax imposed by any state of the United States (or by any political subdivision of any such state) or the District of Columbia, or any city, county, parish, authority or municipality located therein, other than any State Income Taxes, and any interest, penalties, additions to Tax or additional amounts in respect of the foregoing.

“Straddle Period” shall mean any Tax Period that begins on or before and ends after the Distribution Date.

“Tax” or “Taxes” shall mean any income, gross income, gross receipts, profits, capital stock, franchise, withholding, payroll, social security, workers’ compensation, unemployment, unclaimed property, escheatment, disability, property, ad valorem, stamp, excise, severance, occupation, service, sales, use, license, lease, transfer, import, export, value-added, alternative minimum, estimated or other tax (including any fee, assessment or other charge in the nature of or in lieu of any tax) imposed by any Governmental Authority or political subdivision thereof, and any interest, penalties, additions to tax or additional amounts in respect of the foregoing.

“Tax Advisor” shall mean any Tax counsel or accountant of recognized national standing in the United States.

“Tax Advisor Dispute” shall have the meaning set forth in Section 14.

“Tax Attribute” shall mean a net operating loss, net capital loss, unused investment credit, unused foreign tax credit, excess charitable contribution, general business credit or any other Tax Item that could reduce a Tax.

“Tax Authority” shall mean, with respect to any Tax, the Governmental Authority or political subdivision thereof that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such entity or subdivision.

“Tax Benefit” shall mean any reduction in liability for Tax as a result of any loss, deduction, refund, credit or other item reducing Taxes otherwise payable.

“Tax Contest” shall mean an audit, review, examination, assessment or any other administrative or judicial proceeding with the purpose or effect of redetermining Taxes (including any administrative or judicial review of any claim for refund).

“Tax-Free Status” shall mean, (a) with respect to the Contribution and the First Internal Distribution, taken together, the qualification thereof (i) as a transaction described in Section 368(a)(1)(D) and Section 355(a) of the Code, (ii) in which the stock distributed thereby is “qualified property” for purposes of Sections 355(c)(2) and 361(c)(2) of the Code and (iii) in which Encompass, Enhabit and members of their respective Groups (as relevant) recognize no income or gain for Federal Income Tax purposes pursuant to Sections 355, 357, 361 and/or 1032 of the Code; (b) with respect to each of the Second Internal Distribution, the Third Internal Distribution and the Distribution, the qualification thereof (i) as a transaction described in Section 355(a) of the Code, (ii) as a transaction in which the stock distributed thereby is “qualified property” for purposes of Section 355(c)(2) of the Code, and (iii) as a transaction in which Encompass, Enhabit and members of their respective Groups (as relevant) recognize no income or gain for Federal Income Tax purposes pursuant to Section 355 of the Code, other than, in the case of the Distribution, intercompany items or excess loss accounts taken into account pursuant to the Treasury Regulations promulgated pursuant to Section 1502 of the Code; and (c) with respect to any other Separation Transaction that is covered by a Tax Opinion/Ruling addressing the Federal Income Tax treatment thereof, the qualification of such transaction for the Federal Income Tax treatment set forth in such Tax Opinion/Ruling.

“Tax Item” shall mean, with respect to any Income Tax, any item of income, gain, loss, deduction or credit.

“Tax Law” shall mean the law of any Governmental Authority or political subdivision thereof relating to any Tax.

“Tax Opinion/Ruling” shall mean each opinion of a Tax Advisor or ruling by the IRS or another Tax Authority delivered or issued to Encompass in connection with and regarding the Federal Income Tax treatment of the Separation Transactions.

“Tax Period” shall mean, with respect to any Tax, the period for which the Tax is reported as provided under the Code or other applicable Tax Law.

“Tax Records” shall mean any Tax Returns, Tax Return workpapers, documentation relating to any Tax Contests and any other books of account or records (whether or not in written, electronic or other tangible or intangible forms and whether or not stored on electronic or any other media) required to be maintained under the Code or other applicable Tax Laws or under any record retention agreement with any Tax Authority.

“Tax-Related Losses” shall mean (a) all Taxes imposed pursuant to (or any reduction in a refund resulting from) any settlement, Final Determination, judgment or otherwise; (b) all accounting, legal and other professional fees and court costs incurred in connection with such Taxes (or reduction in a refund); and (c) all costs, expenses and damages associated with stockholder litigation or controversies and any amount paid by Encompass (or any Encompass Affiliate) or Enhabit (or any Enhabit Affiliate) in respect of the liability of shareholders, whether paid to shareholders or to the IRS or any other Governmental Authority, in each case, resulting from the failure of the Tax-Free Status.

“Tax Return” shall mean any report of Taxes due, any claim for refund of Taxes paid, any information return with respect to Taxes, or any other similar report, statement, declaration or document filed or required to be filed under the Code or other Tax Law, including any attachments, exhibits or other materials submitted with any of the foregoing, and including any amendments or supplements to any of the foregoing.

“Third Internal Distribution” shall have the meaning set forth in the Recitals.

“Treasury Regulations” shall mean the regulations promulgated from time to time under the Code as in effect for the relevant Tax Period.

“Unqualified Tax Opinion” shall mean an unqualified opinion of a Tax Advisor on which Encompass may rely to the effect that a transaction will not (a) affect the Tax-Free Status or (b) adversely affect any of the conclusions set forth in any Tax Opinion/Ruling regarding the Tax-Free Status; provided, that any tax opinion obtained in connection with a proposed acquisition of Capital Stock of Enhabit or HHH NewCo (and, in each case, any successor thereto) entered into during the Restriction Period shall not qualify as an Unqualified Tax Opinion unless such tax opinion concludes that such proposed acquisition will not be treated as “part of a plan (or series of related transactions),” within the meaning of Section 355(e) of the Code and the Treasury Regulations promulgated thereunder, that includes any of the Distributions.  Any such tax opinion must assume that the relevant Distribution(s) would have qualified for Tax-Free Status if the transaction in question did not occur.

Section 2.          Allocation of Tax Liabilities.

Section 2.01          General Rule.

(a)          Encompass Liability.  Encompass shall be liable for, and shall indemnify and hold harmless the Enhabit Group from and against any liability for, Taxes that are allocated to Encompass under this Section 2.

(b)          Enhabit Liability.  Enhabit shall be liable for, and shall indemnify and hold harmless the Encompass Group from and against any liability for, Taxes that are allocated to Enhabit under this Section 2.

Section 2.02          Allocation of Federal Income Tax and Federal Other Tax.  Except as otherwise provided in Section 2.05, Federal Income Tax and Federal Other Tax shall be allocated as follows:

(a)          Allocation of Tax Relating to Encompass Federal Consolidated Income Tax Returns.  With respect to any Encompass Federal Consolidated Income Tax Return (i) for any Pre-Distribution Period, (A) Encompass shall be responsible for any and all Federal Income Taxes due or required to be reported on any such Tax Return (including any increase in such Tax as a result of a Final Determination) reduced by the aggregate amount in respect of such Federal Income Taxes for which members of the Enhabit Group are or would be responsible with respect to such period pursuant to the Existing Tax Allocation Agreement (without giving effect to the termination thereof pursuant to Section 11 hereof) (“Enhabit Group Federal Consolidated Income Tax Sharing Payment”), and (B) Enhabit shall be responsible for the Enhabit Group Federal Consolidated Income Tax Sharing Payment (including any increase thereof as a result of a Final Determination); and (ii) for any Post-Distribution Period, Encompass shall be responsible for any and all Federal Income Taxes due or required to be reported on any such Tax Return (including any increase in such Tax as a result of a Final Determination).

(b)          Allocation of Tax Relating to Federal Separate Income Tax Returns. (i) Encompass shall be responsible for any and all Federal Income Taxes due with respect to or required to be reported on any Encompass Separate Return and (ii) Enhabit shall be responsible for any and all Federal Income Taxes due with respect to or required to be reported on any Enhabit Separate Return (in each case, including any increase in such Tax as a result of a Final Determination).

(c)          Allocation of Federal Other Tax.  Federal Other Taxes (in each case, including any increase in such Tax as a result of a Final Determination) shall be allocated in a manner consistent with past practice, as reasonably determined by Encompass.

Section 2.03          Allocation of State Income and State Other Taxes.  Except as otherwise provided in Section 2.05, State Income Tax and State Other Tax shall be allocated as follows:

(a)          Allocation of Tax Relating to Encompass State Combined Income Tax Returns.  With respect to any Encompass State Combined Income Tax Return (i) for any Pre-Distribution Period, (A) Encompass shall be responsible for any and all State Income Taxes due with respect to or required to be reported on any such Tax Return (including any increase in such Tax as a result of a Final Determination) reduced by the aggregate amount in respect of such State Income Taxes for which members of the Enhabit Group are or would be responsible with respect to such period pursuant to the Existing Tax Allocation Agreement (without giving effect to the termination thereof pursuant to Section 11 hereof) (“Enhabit Group State Combined Income Tax Sharing Payment”), and (B) Enhabit shall be responsible for the Enhabit Group State Combined Income Tax Sharing Payment (including any increase thereof as a result of a Final Determination); and (ii) for any Post-Distribution Period, Encompass shall be responsible for any and all State Income Taxes due or required to be reported on any such Tax Return (including any increase in such Tax as a result of a Final Determination).

(b)          Allocation of Tax Relating to State Separate Income Tax Returns.  (i) Encompass shall be responsible for any and all State Income Taxes due with respect to or required to be reported on any Encompass Separate Return and (ii) Enhabit shall be responsible for any and all State Income Taxes due with respect to or required to be reported on any Enhabit Separate Return (in each case, including any increase in such Tax as a result of a Final Determination).

(c)          Allocation of State Other Tax.  State Other Taxes (in each case, including any increase in such Tax as a result of a Final Determination) shall be allocated in a manner consistent with past practice, as reasonably determined by Encompass.

Section 2.04          Allocation of Foreign Taxes.  Except as otherwise provided in Section 2.05, Foreign Income Tax and Foreign Other Tax shall be allocated as follows:

(a)          Allocation of Tax Relating to Encompass Foreign Combined Income Tax Returns.  With respect to any Encompass Foreign Combined Income Tax Return (i) for any Pre-Distribution Period, (A) Encompass shall be responsible for any and all Foreign Income Taxes due with respect to or required to be reported on such Tax Return (including any increase in such Tax as a result of a Final Determination) reduced by the aggregate amount in respect of such Foreign Income Taxes that would be incurred by the Enhabit Group and/or its members for such Tax Period had the Enhabit Group and/or its members not been included in such Encompass Foreign Combined Income Tax Return (“Enhabit Group Foreign Combined Income Tax Sharing Payment”), and (B) Enhabit shall be responsible for the Enhabit Group Foreign Combined Income Tax Sharing Payment (including any increase thereof as a result of a Final Determination); and (ii) for any Post-Distribution Period, Encompass shall be responsible for any and all Foreign Income Taxes due or required to be reported on any such Tax Return (including any increase in such Tax as a result of a Final Determination).

(b)          Allocation of Tax Relating to Foreign Separate Income Tax Returns.  (i) Encompass shall be responsible for any and all Foreign Income Taxes due with respect to or required to be reported on any Encompass Separate Return and (ii) Enhabit shall be responsible for any and all Foreign Income Taxes due with respect to or required to be reported on any Enhabit Separate Return (in each case, including any increase in such Tax as a result of a Final Determination).

(c)          Allocation of Foreign Other Tax.  Foreign Other Taxes (in each case, including any increase in such Tax as a result of a Final Determination) shall be allocated in a manner consistent with past practice, as reasonably determined by Encompass.

Section 2.05          Certain Transaction and Other Taxes.

(a)          Enhabit Liability.  Enhabit shall be liable for, and shall indemnify and hold harmless the Encompass Group from and against any liability for:

(i)          any stamp, sales and use, gross receipts or other transfer Tax imposed by any Tax Authority on any member of the Enhabit Group (if such member is primarily liable for such Tax) on any transfers occurring pursuant to the Separation Transactions;

(ii)          any value-added or goods and services Tax imposed by any Tax Authority on any transfer occurring pursuant to the Separation Transactions to the extent any member of the Enhabit Group is the transferee with respect to the relevant transfer;

(iii)          any Tax (other than Tax-Related Losses) resulting from a breach by Enhabit of any covenant made by Enhabit (or any other member of the Enhabit Group) in this Agreement, the Separation Agreement or any Ancillary Agreement; and

(iv)          any Tax-Related Losses for which Enhabit is responsible pursuant to Section 7.05.

The amounts for which Enhabit is liable pursuant to Sections 2.05(a)(i), (ii), and (iii) shall include all accounting, legal and other professional fees and court costs incurred in connection with the relevant Taxes.

(b)          Encompass Liability.  Encompass shall be liable for, and shall indemnify and hold harmless the Enhabit Group from and against any liability for:

(i)          any stamp, sales and use, gross receipts or other transfer Tax imposed by any Tax Authority on any member of the Encompass Group (if such member is primarily liable for such Tax) on any transfers occurring pursuant to the Separation Transactions;

(ii)          any value-added or goods and services Tax imposed by any Tax Authority on any transfer occurring pursuant to the Separation Transactions to the extent any member of the Encompass Group is the transferee with respect to the relevant transfer;

(iii)          any Tax (other than Tax-Related Losses) resulting from a breach by Encompass of any covenant made by Encompass (or any other member of the Encompass Group) in this Agreement, the Separation Agreement or any Ancillary Agreement; and

(iv)          any Tax-Related Losses for which Encompass is responsible pursuant to Section 7.05.

The amounts for which Encompass is liable pursuant to Sections 2.05(b)(i), (ii), and (iii) shall include all accounting, legal and other professional fees and court costs incurred in connection with the relevant Taxes.

Section 3.          Proration of Taxes for Straddle Periods.

(a)          General Method of Proration.  In the case of any Straddle Period, Tax Items shall be apportioned between Pre-Distribution Periods and Post-Distribution Periods in accordance with the principles of Treasury Regulations Section 1.1502-76(b) as reasonably interpreted and applied by Encompass.  With respect to the Encompass Federal Consolidated Income Tax Return for the Tax Period that includes the Distribution, Encompass may determine in its sole discretion whether to make a ratable allocation election under Treasury Regulations Section 1.1502-76(b)(2)(ii) with respect to Enhabit.  Enhabit shall, and shall cause each member of the Enhabit Group to, take all actions necessary to give effect to such election.

(b)          Distribution Treated as Extraordinary Items.  In determining the apportionment of Tax Items between Pre-Distribution Periods and Post-Distribution Periods, any Tax Items relating to the Distribution shall be treated as extraordinary items described in Treasury Regulations Section 1.1502-76(b)(2)(ii)(C) and shall (to the extent arising on or prior to the Distribution Date) be allocated to Pre-Distribution Periods, and any Taxes related to such items shall be treated under Treasury Regulations Section 1.1502-76(b)(2)(iv) as relating to such extraordinary item and shall (to the extent arising on or prior to the Distribution Date) be allocated to Pre-Distribution Periods.

Section 4.          Preparation and Filing of Tax Returns.

Section 4.01          General.  Except as otherwise provided in this Section 4, Tax Returns shall be prepared and filed when due (taking into account extensions) by the Person obligated to file such Tax Returns under the Code or applicable Tax Law.  The Companies shall, and shall cause their respective Affiliates to, provide assistance and cooperation to one another in accordance with Section 8 with respect to the preparation and filing of Tax Returns (including by providing information required to be provided pursuant to Section 8).

Section 4.02          Encompass’s Responsibility.  Encompass has the exclusive obligation and right to prepare and file, or to cause to be prepared and filed:

(a)          Encompass Federal Consolidated Income Tax Returns for any Tax Periods;

(b)          Encompass State Combined Income Tax Returns, Encompass Foreign Combined Income Tax Returns and any other Joint Returns that Encompass reasonably determines are required to be filed (or that Encompass chooses to be filed) by the Companies or any of their Affiliates for any Tax Periods;

(c)          Encompass Separate Returns that Encompass reasonably determines are required to be filed by the Companies or any of their Affiliates for any Tax Periods; and

(d)          Enhabit Separate Returns that Encompass reasonably determines are required to be filed by the Companies or any of their Affiliates on or before the Distribution Date.

Section 4.03          Enhabit’s Responsibility.  Enhabit shall prepare and file, or shall cause to be prepared and filed, all Tax Returns required to be filed by or with respect to members of the Enhabit Group other than those Tax Returns that Encompass is required or entitled to prepare and file under Section 4.02.  The Tax Returns required to be prepared and filed by Enhabit under this Section 4.03 shall include (a) any Enhabit Federal Consolidated Income Tax Return for Tax Periods ending after the Distribution Date and (b) Enhabit Separate Returns required to be filed after the Distribution Date.  For the avoidance of doubt, the Parties’ rights and obligations under Sections 4.02 and 4.03 shall not be affected by any provisions of the Transition Services Agreement.

Section 4.04          Tax Accounting Practices.

(a)          General Rule.  Except as otherwise provided in Section 4.04(b), with respect to any Tax Return that Enhabit has the obligation and right to prepare and file, or cause to be prepared and filed, under Section 4.03, for any Pre-Distribution Period or any Straddle Period (or any Tax Period beginning after the Distribution Date to the extent items reported on such Tax Return could reasonably be expected to affect items reported on any Tax Return that Encompass has the obligation or right to prepare and file for any Pre-Distribution Period or any Straddle Period), such Tax Return shall be prepared in accordance with past practices, accounting methods, elections or conventions (“Past Practices”) used with respect to the Tax Returns in question (unless there is no reasonable basis for the use of such Past Practices), and to the extent any items are not covered by Past Practices (or in the event that there is no reasonable basis for the use of such Past Practices), in accordance with reasonable Tax accounting practices selected by Enhabit.  Except as otherwise provided in Section 4.04(b), Encompass shall prepare any Tax Return that it has the obligation or right to prepare and file, or cause to be prepared and filed, under Section 4.02 in accordance with reasonable Tax accounting practices selected by Encompass.

(b)          Reporting of Transactions.  Except to the extent otherwise required (x) by a change in applicable law or (y) as a result of a Final Determination, (i) neither Encompass nor Enhabit shall (and neither shall permit or cause any member of its respective Group to) take any position that is inconsistent with the Tax-Free Status (or analogous status under state or local law) or with any of the Separation Transactions not described in the Tax Opinions/Rulings having the tax treatment described in the Separation Step Plan; provided, that in any case or with respect to any item where there is no relevant Tax Opinion/Ruling or description in the Separation Step Plan, the tax treatment of any of the Separation Transactions shall be as determined by Encompass in its sole and absolute discretion; and (ii) Enhabit shall not (and shall not permit or cause any member of the Enhabit Group to) take any position with respect to any material item of income, deduction, gain, loss, or credit on a Tax Return, or otherwise treat such item in a manner that is inconsistent with the manner such item is reported on a Tax Return permitted or required to be prepared or filed by Encompass pursuant to Section 4.02 (including, without limitation, the claiming of a deduction previously claimed on any such Tax Return).

Section 4.05          Consolidated or Combined Tax Returns.  Enhabit will elect and join, and will cause its Affiliates to elect and join, in filing any Encompass Federal Consolidated Income Tax Returns, Encompass State Combined Income Tax Returns, Encompass Foreign Combined Income Tax Returns, and any other Joint Returns that Encompass determines are required to be filed by the Companies or any of their Affiliates or that Encompass chooses to file pursuant to Section 4.02(a) and Section 4.02(b).  With respect to any Tax Returns relating to any Pre-Distribution Period, which Tax Returns would otherwise be Enhabit Separate Returns, Enhabit will elect and join, and will cause its respective Affiliates to elect and join, in filing consolidated, unitary, combined or other similar joint Tax Returns, to the extent each entity is eligible to join in such Tax Returns, upon Encompass’s request.

Section 4.06          Right to Review Tax Returns.

(a)          General.  The Responsible Company with respect to any material Tax Return shall make such Tax Return (or the relevant portions thereof) and related workpapers available for review by the other Company, if requested, to the extent the requesting party (i) is or would reasonably be expected to be liable, in whole or in part, for Taxes reflected on such Tax Return, (ii) is or would reasonably be expected to be liable, in whole or in part, for any additional Taxes owing as a result of adjustments to the amount of such Taxes reported on such Tax Return, (iii) has or would reasonably be expected to have a claim for Tax Benefits under this Agreement in respect of items reflected on such Tax Return, or (iv) reasonably requires such documents to confirm compliance with the terms of this Agreement; provided, however, that notwithstanding anything in this Agreement to the contrary, Encompass shall not be required to make any Encompass Federal Consolidated Income Tax Return or Encompass State Combined Income Tax Return available for review by Enhabit.  The Responsible Company shall use reasonable efforts to make such Tax Return (or the relevant portions thereof) and related workpapers available for review as required under this paragraph sufficiently in advance of the due date for filing such Tax Return to provide the requesting Party with a meaningful opportunity to review and comment on such Tax Return and shall consider such comments in good faith.  The Companies shall attempt in good faith to resolve any material disagreement arising out of the review of such Tax Return and, failing such resolution, any material disagreement shall be resolved in accordance with the provisions of Section 14 as promptly as practicable.

(b)          Execution of Tax Returns Prepared by Other Party.  In the case of any Tax Return that is required to be prepared by one Company under this Agreement and that is required by law to be signed by the other Company (or by its authorized representative), the Company that is legally required to sign such Tax Return shall not be required to sign such Tax Return under this Agreement unless there is at least a “reasonable basis” (or comparable standard under state, local or foreign law) for the Tax treatment of each material item reported on the Tax Return.

Section 4.07          Enhabit Carrybacks and Claims for Refund.  Enhabit hereby agrees that, unless Encompass consents in writing, (i) no Adjustment Request with respect to any Joint Return (or any other Tax Return reflecting Taxes for which both Encompass and Enhabit are responsible under Section 2) shall be filed, and (ii) any available elections to waive the right to claim in any Pre-Distribution Period with respect to any Joint Return (or any other Tax Return reflecting Taxes for which both Encompass and Enhabit are responsible under Section 2) any Enhabit Carryback arising in a Post-Distribution Period shall be made, and no affirmative election shall be made to claim any such Enhabit Carryback; provided, however, that the Parties agree that any such Adjustment Request shall be made with respect to any Enhabit Carryback related to Federal or State Income Taxes, upon the reasonable request of Enhabit, if (x) such Enhabit Carryback is necessary to prevent the loss of the Federal and/or State Income Tax Benefit of such Enhabit Carryback (including, but not limited to, an Adjustment Request with respect to an Enhabit Carryback of a federal or state capital loss arising in a Post-Distribution Period to a Pre-Distribution Period) and (y) such Adjustment Request, based on Encompass’s sole determination, will cause no Tax detriment to Encompass, the Encompass Group or any member of the Encompass Group.  Any Adjustment Request to which Encompass consents under this Section 4.07 shall be prepared and filed by the Responsible Company with respect to the Tax Return to be adjusted.

Section 4.08          Apportionment of Earnings and Profits and Tax Attributes.

(a)          If the Encompass Affiliated Group has a Tax Attribute, the portion, if any, of such Tax Attribute apportioned to Enhabit or any member of the Enhabit Group and/or treated as a carryover to the first Post-Distribution Period of Enhabit (or such member) shall be determined by Encompass in accordance with Treasury Regulations Sections 1.1502-21, 1.1502‑21T, 1.1502-22, 1.1502-79 and, if applicable, 1.1502-79A.

(b)          No Tax Attribute with respect to any consolidated Federal Income Tax of the Encompass Affiliated Group, other than those described in Section 4.08(a), and no Tax Attribute with respect to any consolidated, combined or unitary State or Foreign Income Tax, in each case, arising in respect of a Joint Return, shall be apportioned to Enhabit or any member of the Enhabit Group, except as Encompass (or such member of the Encompass Group as Encompass shall designate) determines is otherwise required under applicable law.

(c)          To the extent required by applicable law or at Enhabit’s reasonable request, Encompass shall, or shall cause its designee to determine the portion, if any, of any Tax Attribute that must (absent a Final Determination to the contrary) be apportioned to Enhabit or any member of the Enhabit Group in accordance with this Section 4.08 and applicable law and the amount of Tax basis and earnings and profits to be apportioned to Enhabit or any member of the Enhabit Group in accordance with this Section 4.08 and applicable law, and shall provide written notice of a proposed calculation thereof to Enhabit as soon as reasonably practicable after Encompass or its designee prepares such calculation.  As soon as reasonably practicable following the delivery of such calculation, Enhabit shall provide written comments on such calculation to Encompass, which comments Encompass shall consider in good faith.  For the absence of doubt, Encompass shall not be liable to Enhabit or any member of the Enhabit Group for any failure of any determination under this Section 4.08 to be accurate or sustained under applicable law, including as the result of any Final Determination.  The costs of any earnings and profits, Tax basis or similar study necessary or appropriate to determine the apportionment of Tax Attributes hereunder shall be borne equally by Encompass and Enhabit.

(d)          Any written notice delivered by Encompass pursuant to Section 4.08(c) shall be binding on Enhabit and each member of the Enhabit Group and shall not be subject to dispute resolution.  Except to the extent otherwise required by a change in applicable law or pursuant to a Final Determination, Enhabit shall not take any position (whether on a Tax Return or otherwise) that is inconsistent with the information contained in any such written notice.

Section 5.          Tax Payments.

Section 5.01          Payment of Taxes with Respect to Tax Returns.  Subject to Section 5.02, (a) the Responsible Company with respect to any Tax Return shall pay any Tax required to be paid to the applicable Tax Authority on or before the relevant Payment Date, and (b) in the case of any adjustment pursuant to a Final Determination with respect to any Tax Return, the Responsible Company shall pay to the applicable Tax Authority when due (taking into account any automatic or validly elected extensions, deferrals or postponements) any additional Tax due with respect to such Tax Return required to be paid as a result of such adjustment pursuant to a Final Determination.

Section 5.02          Indemnification Payments.

(a)          If any Company (the “Payor”) is required pursuant to Section 5.01 (or otherwise under applicable Tax Law) to pay to a Tax Authority a Tax for which another Company (the “Required Party”) is liable, in whole or in part, under this Agreement (including for the avoidance of doubt, any administrative or judicial deposit required to be paid by the Payor to a Tax Authority or other Governmental Authority to pursue any Tax Contest, to the extent the Required Party would be liable under this Agreement for any Tax resulting from such Tax Contest), the Required Party shall reimburse the Payor within 15 days of delivery by the Payor to the Required Party of an invoice for the amount due from the Required Party, accompanied by evidence of payment and a statement detailing the Taxes paid and describing in reasonable detail the particulars relating thereto.  If the amount to be paid by the Required Party pursuant to this Section 5.02 is in excess of $1 million, then the Required Party shall pay such amount to the Payor no later than the later of (i) seven business days after delivery by the Payor to the Required Party of an invoice for the amount due, accompanied by a statement detailing the Taxes required to be paid and describing in reasonable detail the particulars relating thereto, and (ii) three business days prior to the due date for the payment of such Tax (taking into account any automatic or validly elected extensions, deferrals or postponements).

(b)          All indemnification payments under this Agreement shall be made by Encompass directly to Enhabit and by Enhabit directly to Encompass; provided, however, that if the Companies mutually agree with respect to any such indemnification payment, (i) any member of the Encompass Group may make such indemnification payment to any member of the Enhabit Group and (ii) any member of the Enhabit Group may make such indemnification payment to any member of the Encompass Group.

Section 6.          Tax Benefits.

Section 6.01          Tax Benefits.

(a)          Except as set forth below, (i) Encompass shall be entitled to any refund (and any interest thereon received from the applicable Tax Authority) of Income Taxes and Other Taxes for which Encompass is liable hereunder, (ii) Enhabit shall be entitled to any refund (and any interest thereon received from the applicable Tax Authority) of Income Taxes and Other Taxes for which Enhabit is liable hereunder, and (iii) a Company receiving a refund to which the other Company is entitled hereunder in whole or in part shall pay over such refund (or portion thereof), net of cost (including Taxes) resulting therefrom, to such other Company within 30 days after such refund is received; it being understood that, with respect to any refund (or interest thereon received from the applicable Tax Authority) of Taxes for which both Companies are liable under Section 7.05(c)(i), each Company shall be entitled to the portion of such refund (or interest thereon) that reflects its proportionate liability for such Taxes.

(b)          Notwithstanding anything in this Section 6.01 to the contrary and except as provided in Section 6.01(c), with respect to any Encompass Federal Consolidated Income Tax Return or Encompass State Combined Income Tax Return, to the extent any Tax Attribute arising in the Pre-Distribution Period and allocated to any member of the Enhabit Group is utilized on such Tax Return, Encompass shall pay to Enhabit in the year in which the Tax Attribute is utilized an amount equal to the actual Tax savings realized by the Encompass Affiliated Group, in accordance with Section 5 of the Existing Tax Allocation Agreement (without giving effect to the termination thereof pursuant to Section 13 thereof or Section 11 hereof).

(c)          If (i) a member of the Enhabit Group actually realizes in cash any Tax Benefit as a result of an adjustment pursuant to a Final Determination or reporting required by clause (x) or clause (y) of Section 4.04(b), in each case, that increases Taxes for which a member of the Encompass Group is liable hereunder (or reduces any Tax Attribute of a member of the Encompass Group) and such Tax Benefit would not have arisen but for such adjustment or reporting (determined on a “with and without” basis) or (ii) a member of the Encompass Group actually realizes in cash any Tax Benefit as a result of an adjustment pursuant to a Final Determination or reporting required by clause (x) or clause (y) of Section 4.04(b), in each case, that increases Taxes for which a member of the Enhabit Group is liable hereunder (or reduces any Tax Attribute of a member of the Enhabit Group) and such Tax Benefit would not have arisen but for such adjustment or reporting (determined on a “with and without” basis), then Enhabit or Encompass, as the case may be, shall make a payment to Encompass or Enhabit, as appropriate, within 30 days following such actual realization of the Tax Benefit, in an amount equal to such Tax Benefit actually realized in cash (including any Tax Benefit actually realized as a result of the payment); provided, however, that no Company (or any Affiliates of any Company) shall be obligated to make a payment otherwise required pursuant to this Section 6.01(c) to the extent making such payment would place such Company (or any of its Affiliates) in a less favorable net after-Tax position than such Company (or such Affiliate) would have been in if the relevant Tax Benefit had not been realized.  If a Company or one of its Affiliates pays over any amount pursuant to the preceding sentence and such Tax Benefit is subsequently disallowed or adjusted, the Parties shall promptly make appropriate payments (including in respect of any interest paid or imposed by any Tax Authority) to reflect such disallowance or adjustment.

(d)          No later than 30 days after a Tax Benefit described in Section 6.01(c) is actually realized in cash by a member of the Encompass Group or a member of the Enhabit Group, Encompass (if a member of the Encompass Group actually realizes such Tax Benefit) or Enhabit (if a member of the Enhabit Group actually realizes such Tax Benefit) shall provide the other Company with a written calculation of the amount payable to such other Company by Encompass or Enhabit pursuant to this Section 6.  In the event that Encompass or Enhabit disagrees with any such calculation described in this Section 6.01(d), Encompass or Enhabit shall so notify the other Company in writing within 30 days of receiving such written calculation.  Encompass and Enhabit shall endeavor in good faith to resolve such disagreement, and, failing that, the amount payable under this Section 6 shall be determined in accordance with the provisions of Section 14 as promptly as practicable.

(e)          Enhabit shall be entitled to any refund that is attributable to, and would not have arisen but for, an Enhabit Carryback pursuant to the proviso set forth in Section 4.07; provided, however, that Enhabit shall indemnify and hold the members of the Encompass Group harmless from and against any and all collateral Tax consequences resulting from or caused by any such Enhabit Carryback, including (but not limited to) the loss or postponement of any benefit from the use of Tax Attributes generated by a member of the Encompass Group or an Affiliate thereof if (x) such Tax Attributes expire unutilized, but would have been utilized but for such Enhabit Carryback, or (y) the use of such Tax Attributes is postponed to a later Tax Period than the Tax Period in which such Tax Attributes would have been utilized but for such Enhabit Carryback.  Any such payment of such refund made by Encompass to Enhabit pursuant to this Section 6.01(e) shall be recalculated in light of any Final Determination (or any other facts that may arise or come to light after such payment is made, such as a carryback of an Encompass Group Tax Attribute to a Tax Period in respect of which such refund is received) that would affect the amount to which Enhabit is entitled, and an appropriate adjusting payment shall be made by Enhabit to Encompass such that the aggregate amount paid pursuant to this Section 6.01(e) equals such recalculated amount.

Section 6.02          Encompass and Enhabit Income Tax Deductions in Respect of Certain Equity Awards and Incentive Compensation.

(a)          Allocation of Deductions.  To the extent permitted by applicable law, Income Tax deductions arising by reason of exercises of options or vesting or settlement of restricted stock units, restricted stock, or performance share units, in each case, following the Distribution, with respect to Encompass stock or Enhabit stock (such options, restricted stock units, restricted stock, and performance share units, collectively, “Compensatory Equity Interests”) held by any Person shall be claimed (i) in the case of an Encompass Group Employee or Former Encompass Group Employee, solely by the Encompass Group, (ii) in the case of an Enhabit Group Employee or Former Enhabit Group Employee, solely by the Enhabit Group, and (iii) in the case of a non-employee director (solely with respect to Compensatory Equity Interests received in his or her capacity as a director), by the Company that issued such Compensatory Equity Interests.

(b)          Withholding and Reporting.  Each Company entitled to claim the Tax deductions described in Section 6.02(a) with respect to Compensatory Equity Interests shall be responsible for all applicable Taxes (including, but not limited to, withholding and excise Taxes) and shall satisfy, or shall cause to be satisfied, all applicable Tax reporting obligations with respect to such Compensatory Equity Interests; provided, however, that such Company shall be entitled to receive, within 10 days following the event giving rise to the relevant deduction, any amounts collected (or deemed collected) by the issuing corporation or any of its Affiliates or agents from or on behalf of a holder of the applicable Compensatory Equity Interests in respect of Taxes required to be paid by such holder in connection with the exercise, vesting or settlement thereof (including any payments made by such holder to the issuing corporation, any proceeds from the sale of underlying equity securities on behalf of such holder, or the fair market value of any equity securities withheld by the issuing corporation in respect of such holder’s Taxes by way of “net” settlement).

Section 7.          Tax-Free Status.

Section 7.01          Representations.

(a)          Each of Encompass and Enhabit hereby represents and warrants that (i) it has reviewed the Representation Letters and the Tax Opinions/Rulings and (ii) subject to any qualifications therein, all information, representations and covenants contained therein that relate to such Company or any member of its Group are true, correct and complete.

(b)          Enhabit hereby represents and warrants that it has no plan or intention of taking any action, or failing to take any action (or causing or permitting any member of its Group to take or fail to take any action), and does not know of any circumstance, that could reasonably be expected to (i) adversely affect the Tax-Free Status or (ii) cause any representation, covenant or factual statement made in this Agreement, the Separation Agreement, the Representation Letters, the Tax Opinions/Rulings, or any of the Ancillary Agreements to be untrue.

(c)          Enhabit hereby represents and warrants that, during the two-year period ending on the date hereof, there was no “agreement, understanding, arrangement, substantial negotiations or discussions” (as such terms are defined in Treasury Regulations Section 1.355‑7(h)) by any one or more officers or directors of any member of the Enhabit Group or by any other Person or Persons with the implicit or explicit permission of one or more of such officers or directors regarding an acquisition of all or a significant portion of the Enhabit Capital Stock (or the Capital Stock of any Enhabit predecessor); provided, however, that no representation is made regarding any “agreement, understanding, arrangement, substantial negotiations or discussions” (as such terms are defined in Treasury Regulations Section 1.355-7(h)) by any one or more officers or directors of Encompass (or by any other Person or Persons with the implicit or explicit permission of one or more of such officers or directors).

Section 7.02          Restrictions on Enhabit.  Enhabit agrees that:

(a)          Enhabit will not take or fail to take, and will not cause or permit any of its Affiliates to take or fail to take, any action where such action or failure to act would be inconsistent with or cause to be untrue any material, information, covenant or representation in this Agreement, the Separation Agreement, any of the Ancillary Agreements, any Representation Letter or any Tax Opinion/Ruling.  Enhabit will not take or fail to take, and will not cause or permit any of its Affiliates to take or fail to take, any action where such action or failure to act would, or could reasonably be expected to, adversely affect the Tax-Free Status.

(b)          From the date hereof until the first day after the Restriction Period, Enhabit will (and will cause its “separate affiliated group” (as defined in Section 355(b)(3)(B) of the Code) to) (i) maintain the active conduct (as defined in Section 355(b)(2) of the Code and the Treasury Regulations promulgated thereunder) of the Enhabit Active Business and (ii) not engage in any transaction that would or reasonably could result in it ceasing to be engaged in such Enhabit Active Business for purposes of Section 355(b)(2) of the Code. Enhabit further agrees that, from the date hereof until the first day after the Restriction Period, it will cause HHH NewCo (and its “separate affiliated group” (as defined in Section 355(b)(3)(B) of the Code)) to (x) maintain the active conduct (as defined in Section 355(b)(2) of the Code and the Treasury Regulations promulgated thereunder) of the Enhabit Active Business and (y) not engage in any transaction that would or reasonably could result in HHH NewCo ceasing to be engaged in such Enhabit Active Business for purposes of Section 355(b)(2) of the Code.

(c)          From the date hereof until the first day after the Restriction Period, Enhabit will not:

(i)          enter into any Proposed Acquisition Transaction or, to the extent Enhabit has the right to prohibit any Proposed Acquisition Transaction, permit any Proposed Acquisition Transaction to occur (whether by (A) redeeming rights under a shareholder rights plan, (B) finding a tender offer to be a “permitted offer” under any such plan or otherwise causing any such plan to be inapplicable or neutralized with respect to any Proposed Acquisition Transaction, or (C) approving any Proposed Acquisition Transaction, whether for purposes of Section 203 of the DGCL or any similar corporate statute, any “fair price” or other provision of Enhabit’s charter or bylaws or otherwise),

(ii)          merge or consolidate with any other Person or liquidate or partially liquidate,

(iii)          in a single transaction or series of transactions, (A) sell or transfer to any Person that is not a member of Enhabit’s “separate affiliated group” (as defined in Section 355(b)(3)(B) of the Code) 30% or more of the gross assets of the Enhabit Active Business, or (B) sell or transfer 30% or more of the consolidated gross assets of Enhabit and its Affiliates (in each case, such percentages to be measured based on fair market value as of the Distribution Date),

(iv)          redeem or otherwise repurchase (directly or through an Enhabit Affiliate) any Enhabit Capital Stock or rights to acquire Enhabit Capital Stock, except to the extent such repurchases satisfy Section 4.05(1)(b) of Revenue Procedure 96-30 (as in effect prior to the amendment by Revenue Procedure 2003-48),

(v)          amend its certificate of incorporation (or other organizational documents), or take any other action, whether through a stockholder vote or otherwise, affecting the voting rights of Enhabit Capital Stock (including, without limitation, through the conversion of one class of Enhabit Capital Stock into another class of Enhabit Capital Stock),

(vi)          take any other action or actions (including any action or transaction that would be reasonably likely to be inconsistent with any representation or covenant made or to be made in any Representation Letter or any Tax Opinion/Ruling) that, in the aggregate (and taking into account any other transactions described in this Section 7.02(c)), would be reasonably likely to have the effect of causing or permitting one or more Persons to acquire, directly or indirectly, Enhabit Capital Stock representing a Fifty-Percent or Greater Interest in Enhabit or otherwise jeopardize the Tax‑Free Status, or

(vii)          cause or permit HHH NewCo to (A) take any action or enter into any transaction described in the preceding clauses (i), (ii), (iii), (iv), (v), or (vi) (substituting references therein to “Enhabit” and “Enhabit Capital Stock” with references to HHH NewCo and the Capital Stock of HHH NewCo), or (B) in a single transaction or series of transactions, sell or transfer or cause or permit any of its Affiliates to sell or transfer (other than sales or transfers of inventory in the ordinary course of business) all or substantially all of the assets that were transferred to HHH NewCo pursuant to the Contribution, unless, in each case, prior to taking any such action set forth in the foregoing clauses (i) through (vii), (x) Enhabit shall have requested that Encompass obtain a private letter ruling (or, if applicable, a supplemental private letter ruling) from the IRS and/or any other applicable Tax Authority in accordance with Section 7.04(b) and (d) to the effect that such transaction will not affect the Tax-Free Status, and Encompass shall have received such a private letter ruling in form and substance satisfactory to Encompass in its sole and absolute discretion (and in determining whether a private letter ruling is satisfactory, Encompass may consider, among other factors, the appropriateness of any underlying assumptions and management’s representations made in connection with such private letter ruling), (y) Enhabit shall have provided Encompass with an Unqualified Tax Opinion in form and substance satisfactory to Encompass in its sole and absolute discretion (and in determining whether an opinion is satisfactory, Encompass may consider, among other factors, the appropriateness of any underlying assumptions and management’s representations if used as a basis for the opinion and Encompass may determine that no opinion would be acceptable to Encompass), or (z) Encompass shall have waived in writing (which waiver may be withheld or granted by Encompass, in its sole and absolute discretion) the requirement to obtain such private letter ruling or Unqualified Tax Opinion.

(d)          Certain Acquisitions of Enhabit Capital Stock.  If Enhabit proposes to enter into any Section 7.02(d) Acquisition Transaction or, to the extent Enhabit has the right to prohibit any Section 7.02(d) Acquisition Transaction, proposes to permit any Section 7.02(d) Acquisition Transaction to occur, in each case, during the period from the date hereof until the first day after the Restriction Period, then Enhabit shall provide Encompass, no later than 10 days following the signing of any written agreement with respect to the Section 7.02(d) Acquisition Transaction, with a written description of such transaction (including the type and amount of Enhabit Capital Stock to be issued in such transaction) and a certificate of the chief financial officer of Enhabit to the effect that the Section 7.02(d) Acquisition Transaction is not a Proposed Acquisition Transaction or any other transaction to which the requirements of Section 7.02(c) apply (an “Enhabit CFO Certificate”).

Section 7.03          Restrictions on Encompass.  Encompass agrees that (a) it will not take or fail to take, or cause or permit any member of the Encompass Group to take or fail to take, any action where such action or failure to act would be inconsistent with or cause to be untrue any material, information, covenant or representation in this Agreement, the Separation Agreement, any of the Ancillary Agreements, any Representation Letter, or any Tax Opinion/Ruling, and (b) it will not take or fail to take, or cause or permit any member of the Encompass Group to take or fail to take, any action where such action or failure to act would reasonably be expected to adversely affect the Tax-Free Status.

Section 7.04          Procedures Regarding Opinions and Rulings.

(a)          Following the Distribution Date, if Enhabit notifies Encompass that it desires to take one of the actions described in clauses (i) through (vii) of Section 7.02(c), as applicable (a “Notified Action”), Encompass and Enhabit shall reasonably cooperate to attempt to obtain the private letter ruling or Unqualified Tax Opinion referred to in Section 7.02(c), unless Encompass shall have waived the requirement to obtain such private letter ruling or Unqualified Tax Opinion.

(b)          Rulings or Unqualified Tax Opinions at Enhabit’s Request.  At the reasonable request of Enhabit pursuant to Section 7.02(c), Encompass shall cooperate with Enhabit and use commercially reasonable efforts to seek to obtain, as expeditiously as reasonably practicable, a private letter ruling from the IRS (and/or any other applicable Tax Authority, or if applicable, a supplemental private letter ruling) or an Unqualified Tax Opinion for the purpose of permitting Enhabit to take the Notified Action.  In no event shall Encompass be required to file any request for a private letter ruling under this Section 7.04(b) unless Enhabit represents that (i) it has reviewed the request for such private letter ruling, and (ii) all statements, information and representations, if any, relating to any member of the Enhabit Group, contained in the related documents are (subject to any qualifications therein) true, correct and complete.  Enhabit shall reimburse Encompass for all reasonable costs and expenses incurred by the Encompass Group, including out-of-pocket expenses and expenses relating to the utilization of Encompass personnel, in obtaining a private letter ruling or Unqualified Tax Opinion requested by Enhabit within 10 business days after receiving an invoice from Encompass therefor.

(c)          Rulings or Unqualified Tax Opinions at Encompass’s Request.  Encompass shall have the right to seek a private letter ruling (or other ruling) from the IRS (and/or any other applicable Tax Authority, or if applicable, a supplemental private letter ruling or other ruling) concerning any Separation Transaction (including the impact of any subsequent transaction thereon) or an Unqualified Tax Opinion (or other opinion of a Tax Advisor) with respect to any of the Separation Transactions at any time in its sole and absolute discretion.  If Encompass determines to seek such a private letter ruling (or other ruling) or an Unqualified Tax Opinion (or other opinion), Enhabit shall (and shall cause each of its Affiliates to) cooperate with Encompass and take any and all actions reasonably requested by Encompass in connection with obtaining the private letter ruling (or other ruling) or Unqualified Tax Opinion (or other opinion) (including, without limitation, by making any representation or covenant or providing any materials or information requested by the IRS (and/or any other applicable Tax Authority) or any Tax Advisor; provided, that Enhabit shall not be required to make (or cause any of its Affiliates to make) any representation or covenant that is inconsistent with historical facts or as to future matters or events over which it has no control).  Encompass and Enhabit shall each bear its own costs and expenses in obtaining such a private letter ruling (or other ruling) or an Unqualified Tax Opinion (or other opinion) requested by Encompass.

(d)          Ruling Process Control.  Enhabit hereby agrees that Encompass shall have sole and exclusive control over the process of obtaining any private letter ruling (or other ruling) regarding any Separation Transaction, and that only Encompass shall be permitted to apply for such a private letter ruling (or other ruling).  In connection with obtaining a private letter ruling pursuant to Section 7.04(b), Encompass shall (i) keep Enhabit informed in a timely manner of all material actions taken or proposed to be taken by Encompass in connection therewith; (ii) (A) reasonably in advance of the submission of any related private letter ruling documents, provide Enhabit with a draft copy thereof, (B) reasonably consider Enhabit’s comments on such draft copy, and (C) provide Enhabit with a final copy of such documents; and (iii) provide Enhabit with notice reasonably in advance of, and Enhabit shall have the right to attend, any formally scheduled meetings with the IRS (or other applicable Tax Authority) (subject to the approval of the IRS (or other applicable Tax Authority)) that relate to such private letter ruling request.  Neither Enhabit nor any of its directly or indirectly controlled Affiliates shall seek any guidance from the IRS or any other Tax Authority (whether written, oral or otherwise) at any time concerning any Separation Transaction (including the impact of any subsequent transaction thereon).

Section 7.05          Liability for Tax-Related Losses.

(a)          Notwithstanding anything in this Agreement or the Separation Agreement to the contrary, subject to Section 7.05(c), Enhabit shall be responsible for, and shall indemnify and hold harmless Encompass and its Affiliates and each of their respective officers, directors and employees from and against, 100% of any Tax-Related Losses that are attributable to or result from any one or more of the following:  (i) the acquisition after the Distribution of all or a portion of Enhabit’s Capital Stock and/or its or its Subsidiaries’ stock or assets by any means whatsoever by any Person, (ii) any action or failure to act by Enhabit or any Enhabit Affiliate after the Distribution (including, without limitation, any amendment to Enhabit’s certificate of incorporation (or other organizational documents), whether through a stockholder vote or otherwise) affecting the voting rights of Enhabit Capital Stock (including, without limitation, through the conversion of one class of Enhabit Capital Stock into another class of Enhabit Capital Stock), or (iii) any act or failure to act or breach of any covenant by Enhabit or any Enhabit Affiliate described in Section 7.02 (regardless of whether such act or failure to act is covered by a private letter ruling, Unqualified Tax Opinion or waiver described in clause (x), (y) or (z) of Section 7.02(c) or an Enhabit CFO Certificate described in Section 7.02(d)).

(b)          Notwithstanding anything in this Agreement or the Separation Agreement to the contrary, subject to Section 7.05(c), Encompass shall be responsible for, and shall indemnify and hold harmless Enhabit, its Affiliates and its officers, directors and employees from and against, 100% of any Tax-Related Losses that are attributable to or result from any one or more of the following:  (i) the acquisition after the Distribution of all or a portion of Encompass’s Capital Stock and/or its or its Subsidiaries’ stock or assets by any means whatsoever by any Person, or (ii) any act or failure to act or breach of any covenant by Encompass or a member of the Encompass Group described in Section 7.03.

(c)

(i)          To the extent that any Tax-Related Loss is subject to indemnification  under both of Section 7.05(a) and Section 7.05(b), responsibility for such Tax-Related Loss shall be shared by Enhabit and Encompass according to relative fault.

(ii)          Notwithstanding anything in Section 7.05(b), Section 7.05(c)(i) or any other provision of this Agreement or the Separation Agreement to the contrary:

(A)          with respect to any Tax-Related Loss resulting, in whole or in part, from an acquisition after the Distribution of any Capital Stock or assets of Enhabit or any Enhabit Affiliate by any means whatsoever by any Person or any action or failure to act by Enhabit after the Distribution affecting the voting rights of Enhabit, Enhabit shall be responsible for, and shall indemnify and hold harmless Encompass and its Affiliates and each of their officers, directors and employees from and against, 100% of such Tax-Related Loss; and

(B)          for purposes of calculating the amount and timing of any Tax-Related Loss for which Enhabit is responsible under this Section 7.05, Tax-Related Losses shall be calculated by assuming that Encompass, the Encompass Group, and each member of the Encompass Group (1) pay Tax at the highest marginal corporate Tax rates in effect in each relevant Tax Period and (2) have no Tax Attributes in any relevant Tax Period.

(iii)          Notwithstanding anything in Section 7.05(a), Section 7.05(c)(i) or any other provision of this Agreement or the Separation Agreement to the contrary, with respect to any Tax-Related Loss resulting, in whole or in part, from an acquisition after the Distribution of any stock or assets of Encompass or any Encompass Affiliate by any means whatsoever by any Person, Encompass shall be responsible for, and shall indemnify and hold harmless Enhabit, its Affiliates and its officers, directors and employees from and against, 100% of such Tax-Related Loss.

(d)          Notwithstanding any other provision of this Agreement or the Separation Agreement to the contrary:

(i)          Enhabit shall pay Encompass the amount for which Enhabit has an indemnification obligation under this Section 7.05:  (A) in the case of Tax-Related Losses described in clause (a) of the definition of Tax-Related Losses, no later than the later of (x) seven business days after delivery by Encompass to Enhabit of an invoice for the amount of such Tax-Related Losses or (y) three business days prior to the date Encompass files, or causes to be filed, the applicable Tax Return for the year of the relevant transaction, as applicable (provided, that if such Tax-Related Losses arise pursuant to a Final Determination described in clause (a), (b) or (c) of the definition of Final Determination, then Enhabit shall pay Encompass no later than the later of (x) seven business days after delivery by Encompass to Enhabit of an invoice for the amount of such Tax-Related Losses or (y) three business days prior to the date for making payment with respect to such Final Determination); and (B) in the case of Tax-Related Losses described in clause (b) or (c) of the definition of Tax-Related Losses, no later than the later of (x) seven business days after delivery by Encompass to Enhabit of an invoice for the amount of such Tax-Related Losses or (y) two business days after the date Encompass pays such Tax-Related Losses.

(ii)          Encompass shall pay Enhabit the amount for which Encompass has an indemnification obligation under this Section 7.05:  (A) in the case of Tax-Related Losses described in clause (a) of the definition of Tax-Related Losses, no later than the later of (x) seven business days after delivery by Enhabit to Encompass of an invoice for the amount of such Tax-Related Losses or (y) three business days prior to the date Enhabit files, or causes to be filed, the applicable Tax Return for the year of the relevant transaction, as applicable (provided, that if such Tax-Related Losses arise pursuant to a Final Determination described in clause (a), (b) or (c) of the definition of Final Determination, then Encompass shall pay Enhabit no later than the later of (x) seven business days after delivery by Enhabit to Encompass of an invoice for the amount of such Tax-Related Losses or (y) three business days prior to the date for making payment with respect to such Final Determination); and (B) in the case of Tax-Related Losses described in clause (b) or (c) of the definition of Tax-Related Losses, no later than the later of (x) seven business days after delivery by Enhabit to Encompass of an invoice for the amount of such Tax-Related Losses or (y) two business days after the date Enhabit pays such Tax-Related Losses.

Section 7.06          Section 336(e) Election.  If Encompass determines, in its sole discretion, that a protective election under Section 336(e) of the Code (a “Section 336(e) Election”) shall be made with respect to the Distribution, Enhabit shall (and shall cause any relevant member of the Enhabit Group to) join with Encompass and/or any relevant member of the Encompass Group in the making of such election and shall take any action reasonably requested by Encompass or that is otherwise necessary to give effect to such election (including making any other related election).  If a Section 336(e) Election is made with respect to the Distribution, then this Agreement shall be amended in such a manner as is determined by Encompass in good faith to take into account such Section 336(e) Election, including by requiring that, in the event (i) the Distribution fails to have Tax-Free Status, (ii) Enhabit does not have exclusive responsibility pursuant to this Agreement for the Tax-Related Losses arising from such failure, and (iii) Enhabit actually realizes in cash a Tax Benefit from the step-up in Tax basis resulting from the Section 336(e) Election, Enhabit shall pay over to Encompass any such Tax Benefits realized (provided, that if such Tax-Related Losses are Taxes for which more than one Company is liable under Section 7.05(c)(i), Enhabit shall pay over to Encompass the percentage of any such Tax Benefits realized that corresponds to Encompass’s percentage share of such Taxes).

Section 8.          Assistance and Cooperation.

Section 8.01          Assistance and Cooperation.

(a)          Each of the Companies shall provide (and shall cause its Affiliates to provide) the other Company and its agents, including accounting firms and legal counsel, with such cooperation or information as such other Company may reasonably request in connection with (i) preparing and filing Tax Returns, (ii) determining the liability for and amount of any Taxes due (including estimated Taxes) or the right to and amount of any refund of Taxes, (iii) examinations of Tax Returns, and (iv) any administrative or judicial proceeding in respect of Taxes assessed or proposed to be assessed.  Such cooperation shall include making available, upon reasonable notice, all information and documents in their possession relating to the other Company and its Affiliates as provided in Section 9.  Each of the Companies shall also make available to the other Company, as reasonably requested and available, personnel (including employees and agents of the Companies or their respective Affiliates) responsible for preparing, maintaining and interpreting information and documents relevant to Taxes.

(b)          Any information or documents provided under this Section 8 or Section 9 shall be kept confidential by the Company receiving the information or documents, except as may otherwise be necessary in connection with the filing of Tax Returns or in connection with any administrative or judicial proceedings relating to Taxes.  Notwithstanding any other provision of this Agreement or any other agreement, (i) neither Encompass nor any Encompass Affiliate shall be required to provide Enhabit or its Affiliates or any other Person access to or copies of any information, documents or procedures other than information, documents or procedures that relate solely to Enhabit, the business or assets of Enhabit or any Affiliate of Enhabit and (ii) in no event shall Encompass or any Encompass Affiliate be required to provide Enhabit, its Affiliates or any other Person access to or copies of any information or documents if such action could reasonably be expected to result in the waiver of any Privilege.  In addition, in the event that Encompass determines that the provision of any information to Enhabit or its Affiliates could be commercially detrimental, violate any law or agreement or waive any Privilege, the Parties shall use reasonable best efforts to permit compliance with their obligations under this Section 8 or Section 9 in a manner that avoids any such harm or consequence.

Section 8.02          Income Tax Return Information.  Encompass and Enhabit acknowledge that time is of the essence in relation to any request for information, assistance or cooperation made by Enhabit or Encompass pursuant to Section 8.01 or this Section 8.02.  Encompass and Enhabit acknowledge that failure to comply with the deadlines set forth herein or reasonable deadlines otherwise set by Enhabit or Encompass could cause irreparable harm.  Each Company shall provide to the other Company information and documents relating to its Group required by the other Company to prepare its Tax Returns.  Any information or documents required by the Responsible Company shall be provided in such form as the Responsible Company reasonably requests and in sufficient time for such Tax Returns to be filed on a timely basis; provided, that this Section 8.02 shall not apply to information governed by Section 4.08.

Section 8.03          Reliance by Encompass.  If any member of the Enhabit Group supplies information to a member of the Encompass Group in connection with a Tax liability and an officer of a member of the Encompass Group signs a statement or other document under penalties of perjury in reliance upon the accuracy of such information, then, upon the written request of such member of the Encompass Group identifying the information being so relied upon, the chief financial officer of Enhabit (or any officer of Enhabit as designated by the chief financial officer of Enhabit) shall certify in writing that to his or her knowledge (based upon consultation with appropriate employees), the information so supplied is accurate and complete.  Enhabit agrees to indemnify and hold harmless each member of the Encompass Group and its directors, officers and employees from and against any fine, penalty or other cost or expense of any kind attributable to a member of the Enhabit Group having supplied, pursuant to this Section 8, a member of the Encompass Group with inaccurate or incomplete information (regardless of whether the written certification contemplated by this Section was requested or received).

Section 8.04          Reliance by Enhabit.  If any member of the Encompass Group supplies information to a member of the Enhabit Group in connection with a Tax liability and an officer of a member of the Enhabit Group signs a statement or other document under penalties of perjury in reliance upon the accuracy of such information, then, upon the written request of such member of the Enhabit Group identifying the information being so relied upon, the chief financial officer of Encompass (or any officer of Encompass as designated by the chief financial officer of Encompass) shall certify in writing that to his or her knowledge (based upon consultation with appropriate employees), the information so supplied is accurate and complete.  Encompass agrees to indemnify and hold harmless each member of the Enhabit Group and its directors, officers and employees from and against any fine, penalty or other cost or expense of any kind attributable to a member of the Encompass Group having supplied, pursuant to this Section 8, a member of the Enhabit Group with inaccurate or incomplete information (regardless of whether the written certification contemplated by this Section was requested or received); provided, that this Section 8.04 shall not apply to information governed by Section 4.08.

Section 9.          Tax Records.

Section 9.01          Retention of Tax Records.  Each Company shall preserve and keep all Tax Records exclusively relating to the assets and activities of its Group for Pre-Distribution Periods, and Encompass shall preserve and keep all other Tax Records relating to Taxes of the Groups for Pre-Distribution Periods, for so long as the contents thereof may become material in the administration of any matter under the Code or other applicable Tax Law, but in any event until the later of (a) the expiration of any applicable statutes of limitations (taking into account extensions), or (b) seven years after the Distribution Date (such later date, the “Retention Date”).  After the Retention Date, each Company may dispose of such Tax Records upon 90 days’ prior written notice to the other Company.  If, prior to the Retention Date, a Company reasonably determines that any Tax Records that it would otherwise be required to preserve and keep under this Section 9 are no longer material in the administration of any matter under the Code or other applicable Tax Law and the other Company agrees, then such first Company may dispose of such Tax Records upon 90 days’ prior notice to the other Company.  Any notice of an intent to dispose given pursuant to this Section 9.01 shall include a list of the Tax Records to be disposed of describing in reasonable detail the files, books or other records being disposed.  The notified Company shall have the opportunity, at its cost and expense, to copy or remove, within such 90-day period, all or any part of such Tax Records.

Section 9.02          Access to Tax Records.  The Companies and their respective Affiliates shall make available to each other for inspection and copying/scanning during normal business hours upon reasonable notice all Tax Records for Pre-Distribution Periods or Straddle Periods to the extent reasonably required by the other Company in connection with the preparation of financial accounting statements, audits, litigation or the resolution of items under this Agreement.

Section 10.          Tax Contests.

Section 10.01          Notice.  Each of the Companies shall provide prompt notice to the other of any written communication from a Tax Authority regarding any pending or threatened Tax audit, assessment or proceeding or other Tax Contest of which it becomes aware for which it may be entitled to indemnification by the other Company hereunder.  Such notice shall include copies of the pertinent portion of any written communication from the relevant Tax Authority and contain factual information (to the extent known) describing any asserted Tax liability and/or other relevant Tax matters in reasonable detail.  The failure of one Company to notify the other of such communication in accordance with the immediately preceding sentences shall not relieve such other Company of any liability or obligation to pay such Tax or make indemnification payments under this Agreement, except to the extent that the failure timely to provide such notification actually prejudices the ability of such other Company to contest such Tax liability (or contest any determination in respect of any Tax Benefit) or increases the amount of such Tax liability (or reduces the amount of such Tax Benefit).

Section 10.02          Control of Tax Contests.

(a)          Separate Company Taxes.  In the case of any Tax Contest with respect to any Separate Return, the Company having liability for the Tax pursuant to Section 2 shall have exclusive control over such Tax Contest, including exclusive authority with respect to any settlement of such Tax liability, subject to Section 10.02(d).

(b)          Encompass Federal Consolidated Income Tax Return, Encompass State Combined Income Tax Return and Encompass Foreign Combined Income Tax Return.  In the case of any Tax Contest with respect to any Encompass Federal Consolidated Income Tax Return, Encompass State Combined Income Tax Return or Encompass Foreign Combined Income Tax Return, Encompass shall have exclusive control over the Tax Contest, including exclusive authority with respect to any settlement of such Tax liability, subject to Section 10.02(d)(i).

(c)          Other Joint Returns and Certain Other Tax Returns.  In the case of any Tax Contest with respect to any Joint Return (other than any Encompass Federal Consolidated Income Tax Return, Encompass State Combined Income Tax Return or Encompass Foreign Combined Income Tax Return) or any Taxes allocated pursuant to Section 2.02(c) or Section 2.03(c) hereof, (i) Encompass shall control the defense or prosecution of the portion of the Tax Contest, if any, directly and exclusively related to any Encompass Adjustment, including settlement of any such Encompass Adjustment, (ii) Enhabit shall control the defense or prosecution of the portion of the Tax Contest, if any, directly and exclusively related to any Enhabit Adjustment, including settlement of any such Enhabit Adjustment, and (iii) Encompass and Enhabit shall jointly control the defense or prosecution of Joint Adjustments and any and all administrative matters not directly and exclusively related to any Encompass Adjustment or Enhabit Adjustment.  In the event of any disagreement regarding any matter described in clause (iii), the provisions of Section 14 shall apply.

(d)          Distribution-Related Tax Contests.

(i)          In the event of any:

(A)          Distribution-Related Tax Contest as a result of which Enhabit could reasonably be expected to become liable for any Tax or Tax-Related Losses and which Encompass has the right to administer and control pursuant to Section 10.02(b) above (other than any Distribution-Related Tax Contest described in Section 10.02(d)(i)(B)), (1) Encompass shall consult with Enhabit reasonably in advance of taking any significant action in connection with such Tax Contest, (2) Encompass shall offer Enhabit a reasonable opportunity to comment before submitting any written materials prepared or furnished in connection with such Tax Contest, (3) Encompass shall defend such Tax Contest diligently and in good faith as if it were the only party in interest in connection with such Tax Contest, and (4) Encompass shall provide Enhabit copies of any written materials relating to such Tax Contest received from the relevant Tax Authority.  Notwithstanding anything in the preceding sentence to the contrary, the final determination of the positions taken, including with respect to settlement or other disposition, in any Distribution-Related Tax Contest described in the preceding sentence, shall be made in the sole discretion of Encompass and shall be final and not subject to the dispute resolution provisions of Section 14 or of Article VII of the Separation Agreement.

(B)          Distribution-Related Tax Contest as a result of which Enhabit could reasonably be expected to become liable for any portion of any Tax or Tax-Related Losses pursuant to Section 7.05(c)(i) and which Encompass has the right to administer and control pursuant to Section 10.02(b), (1) Encompass shall keep Enhabit reasonably informed with respect to such Tax Contest, (2) Encompass shall defend such Tax Contest diligently and in good faith as if it were the only party in interest in connection with such Tax Contest, and (3) Encompass shall provide Enhabit copies of any written materials relating to such Tax Contest received from the relevant Tax Authority.

(ii)          In the event of any Distribution-Related Tax Contest with respect to any Enhabit Separate Return as a result of which Encompass could reasonably be expected to become liable for any Tax or Tax-Related Losses, (A) Enhabit shall consult with Encompass reasonably in advance of taking any significant action in connection with such Tax Contest, (B) Enhabit shall consult with Encompass and offer Encompass a reasonable opportunity to comment before submitting any written materials prepared or furnished in connection with such Tax Contest, (C) Enhabit shall defend such Tax Contest diligently and in good faith as if it were the only party in interest in connection with such Tax Contest, (D) Encompass shall be entitled to participate in such Tax Contest and receive copies of any written materials relating to such Tax Contest received from the relevant Tax Authority, and (E) Enhabit shall not settle, compromise or abandon any such Tax Contest without obtaining the prior written consent of Encompass, which consent shall not be unreasonably withheld; provided, however, that in the case of any Distribution-Related Tax Contest as a result of which Encompass could reasonably be expected to become liable for any Tax or Tax-Related Losses pursuant to Section 7.05(b) or Section 7.05(c)(i) and which Enhabit has the right to administer and control pursuant to Section 10.02(a), Encompass shall have the right to elect to assume control of such Tax Contest, in which case the provisions of Section 10.02(d)(i)(B) shall apply.

(e)          Power of Attorney.  Enhabit shall (and shall cause each member of the Enhabit Group to) execute and deliver to Encompass (or such member of the Encompass Group as Encompass shall designate) any power of attorney or other similar document reasonably requested by Encompass (or such designee) in connection with any Tax Contest controlled by Encompass described in this Section 10 within two business days of such request.

Section 11.          Effective Date; Termination of Prior Intercompany Tax Allocation Agreements.  This Agreement shall be effective as of the date hereof.  As of the date hereof, (a) all prior intercompany Tax allocation agreements or arrangements solely between or among Encompass and/or any of its Subsidiaries, on the one hand, and Enhabit and/or any of its Subsidiaries, on the other hand, including the Existing Tax Allocation Agreement, shall be terminated, and (b) amounts due under such agreements or arrangements as of the date hereof shall be settled as promptly as practicable after the date hereof.  Subject to clause (b) of the preceding sentence, upon such termination and settlement, no further payments by or to Encompass or any of its Subsidiaries or by or to Enhabit or any of its Subsidiaries with respect to such agreements or arrangements shall be made, and all other rights and obligations resulting from such agreements or arrangements shall cease at such time.  Any payments pursuant to such agreements or arrangements shall be disregarded for purposes of computing amounts due under this Agreement; provided, that to the extent appropriate, as determined by Encompass, payments made pursuant to such agreements or arrangements shall be credited to Enhabit or Encompass, respectively, in computing their respective obligations pursuant to this Agreement, in the event that such payments relate to a Tax liability that is the subject matter of this Agreement for a Tax Period that is the subject matter of this Agreement.

Section 12.          Survival of Obligations.  The representations, warranties, covenants and agreements set forth in this Agreement shall be unconditional and absolute and shall remain in effect without limitation as to time.

Section 13.          Treatment of Payments; Tax Gross-Up.

Section 13.01          Treatment of Tax Indemnity and Tax Benefit Payments.  In the absence of any change in Tax treatment under the Code or other applicable Tax Law and except as otherwise agreed between the Companies or as otherwise required by applicable law, for all Income Tax purposes, the Companies agree to treat, and to cause their respective Affiliates to treat, (a) any indemnity payment required by this Agreement or by the Separation Agreement (other than payments of interest) to be made (i) by Encompass to Enhabit as a contribution by Encompass to Enhabit occurring immediately prior to the Distribution and (ii) by Enhabit to Encompass as reasonably determined by Encompass; and (b) any payment of interest or State Income Taxes by or to a Tax Authority, as taxable or deductible, as the case may be, to the Company entitled under this Agreement to retain such payment or required under this Agreement to make such payment.  The Parties shall cooperate in good faith (including, where relevant, by using commercially reasonable efforts to establish local payment arrangements between each Party’s Subsidiaries) to minimize or eliminate, to the extent permissible under applicable law, any Tax that would otherwise be imposed with respect to any payment required by this Agreement or by the Separation Agreement (or maximize the ability to obtain a credit for, or refund of, any such Tax).

Section 13.02          Tax Gross-Up.  If, notwithstanding the manner in which payments described in Section 13.01(a) were reported, there is a Tax liability or an adjustment to a Tax liability of a Company as a result of its receipt of a payment pursuant to this Agreement or the Separation Agreement, such payment shall be appropriately adjusted so that the amount of such payment, reduced by the amount of all Income Taxes payable with respect to the receipt thereof (but taking into account all correlative Tax Benefits resulting from the payment of such Income Taxes), shall equal the amount of the payment that the Company receiving such payment would otherwise be entitled to receive.

Section 13.03          Interest.  Anything herein to the contrary notwithstanding, to the extent one Company makes a payment of interest to another Company under this Agreement, with respect to the period from (a) the date that the payor was required to make a payment to the payee to (b) the date that the payor actually made such payment, the interest payment shall be treated as interest expense to the payor (deductible to the extent provided by law) and as interest income by the payee (includible in income to the extent provided by law).  The amount of the payment shall not be adjusted to take into account any associated Tax Benefit to the payor or increase in Tax to the payee.

Section 14.          Disagreements.  The Companies desire that collaboration will continue between them.  Accordingly, they will try, and they will cause their respective Group members to try, to resolve in good faith all disagreements regarding their respective rights and obligations under this Agreement, including any amendments hereto.  In furtherance thereof, in the event of any dispute or disagreement (a “Tax Advisor Dispute”) between any member of the Encompass Group and any member of the Enhabit Group as to the interpretation of any provision of this Agreement or the performance of obligations hereunder, representatives of the Tax departments of the Companies shall negotiate in good faith to resolve the Tax Advisor Dispute.  If such good-faith negotiations do not resolve the Tax Advisor Dispute, then such Tax Advisor Dispute shall be resolved pursuant to the procedures set forth in Section 7.3 of the Separation Agreement (treating thirty (30) days from the receipt of a CEO Negotiation Request as having expired); provided, that any arbitrator selected in accordance with Section 7.3 of the Separation Agreement must be a Tax Advisor.  Nothing in this Section 14 will prevent either Company from seeking injunctive relief if any delay resulting from the efforts to resolve the Tax Advisor Dispute through the procedures set forth in Section 7.3 of the Separation Agreement could result in serious and irreparable injury to such Company.  Notwithstanding anything to the contrary in this Agreement, the Separation Agreement or any Ancillary Agreement, Encompass and Enhabit are the only members of their respective Groups entitled to commence a dispute resolution procedure under this Agreement, and each of Encompass and Enhabit will cause its respective Group members not to commence any dispute resolution procedure other than through such Party as provided in this Section 14.

Section 15.          Late Payments.  Any amount owed by one Party to another Party under this Agreement that is not paid when due shall bear interest at the Prime Rate plus two percent from the due date of the payment to the date paid.  To the extent interest required to be paid under this Section 15 duplicates interest required to be paid under any other provision of this Agreement, interest shall be computed at the higher of the interest rate provided under this Section 15 or the interest rate provided under such other provision.

Section 16.          Expenses.  Except as otherwise provided in this Agreement, each Party and its Affiliates shall bear their own expenses incurred in connection with the preparation of Tax Returns, Tax Contests, and other matters related to Taxes under the provisions of this Agreement.

Section 17.          General Provisions.

Section 17.01          Notices.  All notices and other communications given hereunder by one Party to the other Party shall, unless otherwise specified herein, be in writing and shall be deemed to have been duly given or made on the date of receipt by the recipient thereof if received prior to 5:00 p.m. Birmingham, Alabama time (or otherwise on the next succeeding Business Day) if (a) served by personal delivery or by nationally recognized overnight courier service upon the Party for whom it is intended, (b) delivered by registered or certified mail, return receipt requested or (c) sent by e-mail; provided, that the e-mail transmission is promptly confirmed by telephone, a responsive electronic communication by the recipient thereof or otherwise or clearly evidenced (excluding out-of-office replies or other automatically generated responses) or is followed up within one (1) Business Day after e-mail by dispatch pursuant to one of the methods described in the foregoing clauses (a) and (b) of this Section 17.01. Such communications must be sent to the respective Parties at the following street addresses or e-mail addresses or at such street address or e-mail address previously made available or at such other street address or e-mail address for a Party as shall be specified for such purpose in a notice given in accordance with this Section 17.01) (it being understood that rejection or other refusal to accept or the inability to deliver because of changed street address or e-mail address of which no notice was given shall be deemed to be receipt of such communication as of the date of such rejection, refusal or inability to deliver):

If to Encompass, to: Encompass Health Corporation 9001 Liberty Parkway Birmingham, AL 35242 Attention: Chief Tax Officer Email: * * *
with copies to:

Encompass Health Corporation
9001 Liberty Parkway
Birmingham, AL 35242
Attention:  General Counsel
Email:  * * *

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attention:  Igor Kirman
Elina Tetelbaum
Zachary S. Podolsky
Email:         IKirman@wlrk.com
ETetelbaum@wlrk.com
ZSPodolsky@wlrk.com
Facsimile:  (212) 403-2000

If to Enhabit, to:

Enhabit, Inc.
6688 N. Central Expressway
Suite 1300
Dallas, TX 75206
Attention:  General Counsel
Email:  * * *

with a copy to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attention:  Igor Kirman
Elina Tetelbaum
Zachary S. Podolsky
Email:         IKirman@wlrk.com
ETetelbaum@wlrk.com
ZSPodolsky@wlrk.com
Facsimile:  (212) 403-2000

and to:

Bradley Arant Boult Cummings LLP
One Federal Place
1819 5th Avenue N.
Birmingham, Alabama 35209
Attention: Charles Roberts
Stephen Hinton
Email:        croberts@bradley.com
shinton@bradley.com

A Party may, by notice to the other Party, change the address to which such notices are to be given.

Section 17.02          Waiver of Default.  Waiver by a Party of any default by the other Party of any provision of this Agreement shall not be deemed a waiver by the waiving Party of any subsequent or other default, nor shall it prejudice the rights of the other Party.  No failure or delay by a Party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof, nor shall a single or partial exercise thereof prejudice any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 17.03          Severability.  If any provision of this Agreement or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, or the application of such provision to Persons or circumstances or in jurisdictions other than those as to which it has been held invalid or unenforceable, shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby.  Upon such determination, the Parties shall negotiate in good faith in an effort to agree upon such a suitable and equitable provision to effect the original intent of the Parties.

Section 17.04          Corporate Power.  Encompass represents on behalf of itself and each other member of the Encompass Group, and Enhabit represents on behalf of itself and each other member of the Enhabit Group, as follows:

(a)          each such Person has the requisite corporate or other power and authority and has taken all corporate or other action necessary in order to execute, deliver and perform this Agreement; and

(b)          this Agreement has been duly executed and delivered by it and constitutes a valid and binding agreement of it enforceable in accordance with the terms hereof.

Section 17.05          Performance.  Encompass will cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth in this Agreement to be performed by any member of the Encompass Group.  Enhabit will cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth in this Agreement to be performed by any member of the Enhabit Group.  Each Party (including its permitted successors and assigns) further agrees that it will (a) give timely notice of the terms, conditions and continuing obligations contained in this Agreement to all of the other members of its Group and (b) cause all of the other members of its Group not to take any action or fail to take any such action inconsistent with such Party’s obligations under this Agreement.

Section 17.06          Entire Agreement.  This Agreement, together with each of the exhibits, schedules and appendices hereto and the specific agreements contemplated hereby, contains the entire agreement between the Parties with respect to the subject matter hereof and supersedes all previous agreements, negotiations, discussions, writings, understandings, commitments and conversations with respect to such subject matter, and there are no agreements or understandings between the Parties other than those set forth or referred to herein and in the Separation Agreement and the other Ancillary Agreements.  This Agreement, the Separation Agreement, and the other Ancillary Agreements together govern the arrangements in connection with the Separation Transactions and would not have been entered into independently.  In the event of any conflict or inconsistency between the terms of this Agreement and the terms of the Separation Agreement or any other Ancillary Agreement, the terms of this Agreement shall control with respect to the subject matter addressed herein to the extent of such conflict or inconsistency.

Section 17.07          Headings.  The article, section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 17.08          Interpretation.  In this Agreement, (a) words in the singular shall be deemed to include the plural and vice versa and words of one gender shall be deemed to include the other genders as the context requires; (b) the terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the schedules, exhibits and appendices hereto) and not to any particular provision of this Agreement; (c) Article, Section, Schedule, Exhibit and Appendix references are to the articles, sections, schedules, exhibits and appendices to this Agreement unless otherwise specified; (d) unless otherwise stated, all references to any agreement (including this Agreement) shall be deemed to include the exhibits, schedules and annexes to such agreement; (e) the word “including” and words of similar import when used in this Agreement shall mean “including, without limitation,” unless otherwise specified; (f) the word “or” shall not be exclusive; (g) unless otherwise specified in a particular case, the word “days” refers to calendar days; (h) references herein to this Agreement or any other agreement contemplated herein shall be deemed to refer to this Agreement or such other agreement as of the date on which it is executed and as it may be amended, modified or supplemented thereafter, unless otherwise specified; and (i) unless expressly stated to the contrary in this Agreement, all references to “the date hereof,” “the date of this Agreement,” “hereby” and “hereupon” and words of similar import shall all be references to June 30, 2022.

Section 17.09          Counterparts.  Each Party acknowledges that it and the other Party may execute this Agreement by facsimile, stamp, electronic (including DocuSign) or mechanical signature, and that delivery of an executed counterpart of a signature page to this Agreement (whether executed by manual, stamp, electronic (including DocuSign) or mechanical signature) by facsimile or by e-mail in portable document format (PDF) shall be effective as delivery of such executed counterpart of this Agreement.  Each Party expressly adopts and confirms each such facsimile, stamp, electronic (including via DocuSign) or mechanical signature (regardless of whether delivered in person, by mail, by courier, by facsimile or by e-mail in portable document format (PDF)) made in its respective name as if it were a manual signature delivered in person, agrees that it will not assert that any such signature or delivery is not adequate to bind such Party to the same extent as if it were signed manually and delivered in person and agrees that, at the reasonable request of the other Party at any time, it will as promptly as reasonably practicable cause this Agreement to be manually executed (any such execution to be as of the date of the initial date hereof) and delivered in person, by mail or by courier.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Party.

Section 17.10          Governing Law.  This Agreement (and any claims or disputes arising out of or related hereto or to the transactions contemplated hereby or to the inducement of any party to enter herein, whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) shall be governed by and construed and interpreted in accordance with the laws of the State of Delaware irrespective of the choice-of-laws principles of the State of Delaware, including all matters of validity, construction, effect, enforceability, performance and remedies.

Section 17.11          Amendments.  No provisions of this Agreement shall be deemed waived, amended, supplemented or modified by a Party, unless such waiver, amendment, supplement or modification is in writing and signed by the authorized representative of the Party against whom it is sought to enforce such waiver, amendment, supplement or modification.

Section 17.12          Enhabit Subsidiaries.  If, at any time, Enhabit acquires or creates one or more Subsidiaries that are includable in the Enhabit Group, they shall be subject to this Agreement and all references to the Enhabit Group herein shall thereafter include a reference to such Subsidiaries.

Section 17.13          Assignability.  This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns (including but not limited to any successor of Encompass or Enhabit succeeding to the Tax Attributes of either under Section 381 of the Code); provided, however, that neither Party may assign its rights or delegate its obligations under this Agreement without the express prior written consent of the other Party.  Notwithstanding the foregoing, no such consent shall be required for the assignment of a Party’s rights and obligations under this Agreement in whole (i.e., the assignment of a Party’s rights and obligations under this Agreement all at the same time) in connection with a Change of Control of a Party so long as the resulting, surviving or transferee Person assumes all the obligations of such Party by operation of Law or pursuant to an agreement in form and substance reasonably satisfactory to the other Party.

Section 17.14          Third-Party Beneficiaries.  Except for the indemnification rights under this Agreement of any Encompass Affiliate or Enhabit Affiliate, and any officer, director or employee thereof, in their respective capacities as such, (a) the provisions of this Agreement are solely for the benefit of the Parties and are not intended to confer upon any Person except the Parties any rights or remedies hereunder, and (b) there are no third-party beneficiaries of this Agreement, and this Agreement shall not provide any third person with any remedy, claim, Liability, reimbursement, claim of action or other right in excess of those existing without reference to this Agreement.

Section 17.15          Force Majeure.  No Party shall be deemed in default of this Agreement for any delay or failure to fulfill any obligation (other than a payment obligation) hereunder so long as and to the extent to which any delay or failure in the fulfillment of such obligation is prevented, frustrated, hindered or delayed as a consequence of circumstances of Force Majeure.  In the event of any such excused delay, the time for performance of such obligations (other than a payment obligation) shall be extended for a period equal to the time lost by reason of the delay.  A Party claiming the benefit of this provision shall, as soon as reasonably practicable after the occurrence of any such event, (a) provide written notice to the other Party of the nature and extent of any such Force Majeure condition; and (b) use commercially reasonable efforts to remove any such causes and resume performance under this Agreement as soon as reasonably practicable.

Section 17.16          No Set-Off.  Except as expressly set forth in this Agreement or as otherwise mutually agreed to in writing by the Parties, neither Party nor any member of such Party’s Group shall have any right of set-off or other similar rights with respect to (a) any amounts received pursuant to this Agreement; or (b) any other amounts claimed to be owed to the other Party or any member of its Group arising out of this Agreement.

Section 17.17          Expenses.  Except as otherwise expressly set forth in this Agreement or as otherwise agreed to in writing by the Parties, all fees, costs and expenses incurred on or prior to the Effective Time in connection with the preparation, execution, delivery and implementation of this Agreement will be borne by the Party or its applicable Subsidiary incurring such fees, costs or expenses.

Section 17.18          Mutual Drafting.  This Agreement shall be deemed to be the joint work product of the Parties and any rule of construction that a document shall be interpreted or construed against a drafter of such document shall not be applicable.

Section 17.19          Specific Performance.  In the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of this Agreement, the Party or Parties who are, or are to be, thereby aggrieved shall have the right to specific performance and injunctive or other equitable relief in respect of its or their rights under this Agreement, in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative.  The Parties agree that the remedies at law for any breach or threatened breach, including monetary damages, are inadequate compensation for any loss and that any defense in any action for specific performance that a remedy at law would be adequate is waived.  Any requirements for the securing or posting of any bond with such remedy are waived by each of the Parties.

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives as of the date first written above.

Encompass Health Corporation

By:	/s/ Douglas E. Coltharp
	Name:	Douglas E. Coltharp
	Title:	Executive Vice President and Chief Financial Officer

Enhabit, Inc.

By:	/s/ Crissy Carlisle
	Name:	Crissy Carlisle
	Title:	Chief Financial Officer